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                              October 27, 2021

       Thomas P. Kelly
       Chief Financial Officer
       Deciphera Pharmaceuticals, Inc.
       200 Smith Street
       Waltham, MA 02451

                                                        Re: Deciphera
Pharmaceuticals, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed February 9,
2021
                                                            File No. 1-38219

       Dear Mr. Kelly:

              We have reviewed your October 8, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 24, 2021 letter.

       Form 10-K for the fiscal year ended December 31, 2020

       Managements Discussion and Analysis, page 104
       Results of Operations, page 111

   1. We have read your response to comment 1 in our letter dated September 24, 2021.
                                                        Regarding the first
bullet therein, it is not clear to us how you have determined that providing the
amount of estimated revenues represented by zero cost
                                                        inventories would not
be "meaningful". Nevertheless, in lieu of such information, please revise your disclosures
to otherwise quantify: i) the amount of estimated historical cost of the inventory build-up
prior to your regulatory approval that had been expensed as R&D for each period
presented; and ii) the effect zero cost inventories have had on your historical results of
operations.
 Thomas P. Kelly
Deciphera Pharmaceuticals, Inc.
October 27, 2021
Page 2

       You may contact (Staff Accountant) at __________ or (SACA or other reviewer) at
__________ if you have questions regarding comments on the financial statements and related matters. Please contact (Staff Attorney) at __________ or (AD or other reviewer) at
__________ with any other questions.



FirstName LastNameThomas P. Kelly                         Sincerely,
Comapany NameDeciphera Pharmaceuticals, Inc.
                                                          Division of
Corporation Finance
October 27, 2021 Page 2                                   Office of Life
Sciences
FirstName LastName